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                                                                       CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

                          For the month of January 2006

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X]      Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [ ]  No [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

This report consists of a press release made by Bachoco Industries with the Financial Results and Operations for the three months ended December 31, 2005 and 2004 and the twelve months ended December 31, 2005 and 2004. Attached hereto is a copy of the press release dated January 26, 2006.

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

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Industrias Bachoco, S.A. de C.V.
                                              (Registrant)


         Date: January 26, 2006               By  /s/ Daniel Salazar Ferrer, CFO
                                                  ------------------------------

         BACHOCO ANNOUNCES FOURTH QUARTER AND FULL YEAR 2005 RESULTS

    CELAYA, Mexico, Jan. 26 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A. de C.V. (NYSE: IBA) (BMV: Bachoco UBL) ("Bachoco" or "the Company"), Mexico's leading producer and processor of poultry products, today announced unaudited results for the fourth quarter and full year ended December 31, 2005. All figures have been prepared in accordance with Mexican GAAP and are stated in constant Mexican pesos as of December 31, 2005.

    Full Year Quarter 2005 Highlights:
    * Bachoco reached sales of Ps. 14,437.4 million, the highest in Bachoco's history and 5.4% more than reported in 2004.
    * Operating income was Ps. 2,181.5 million, more than twice that level achieved in 2004.
    * Gross margin for the year was 27.9% compared to 19.3% reached in 2004. * EBITDA reached Ps. 2,642.6 million, almost twice the Ps. 1,374.5 million achieved in 2004.
    * The Company recorded an EPS of Ps. 5.92 (US$3.34 per ADS) for the year, compared to Ps. 2.42 (US$1.37 per ADS) in 2004

    Comments from the CEO:

    Cristobal Mondragon, CEO of Bachoco, stated, "Even under the difficult market conditions our Company faced during the fourth quarter, mainly in the chicken industry in Mexico, we are very satisfied with the results achieved during the full year 2005. Volumes sold in our main product lines, sales and operating income all reached the highest full year levels in the history of the Company.

    We believe these results are being driven by our constant efforts to improve our cost structure and enhance efficiency, as well as our goal of being close to the customers and satisfying their needs. This has allowed us to fully benefit from favorable external conditions and to face adverse situations well prepared.

    We expect the oversupply conditions in chicken and eggs to remain at least through the first quarter of 2006.

    As we have been reporting during the past several quarters, the Company's financial profile remains strong with cash and cash equivalents of Ps. 3,167.7 million, while debt is at historically low levels. In addition, CAPEX continues to be fully financed through internally generated resources from the Company's operations. CAPEX for this quarter was Ps. 245.4 million."

                           FOURTH QUARTER 2005 RESULTS

    Net Sales

    Net sales for the quarter reached Ps. 3,270.5 million, a decrease of 9.6% compared to Ps. 3,619.3 million reported for 4Q04. This was mainly due to decreases of 12.6% in chicken sales, 12.1% in eggs and 15.1% in swine sales, but was partially offset by an increase of 18.8% in balanced feed.

    Net Sales by Product Line        4Q04%        4Q05%
    -------------------------       ------       ------
        CHICKEN                      80.03        77.41
        EGGS                          9.84         9.58
        BALANCED FEED                 6.50         8.55
        SWINE AND OTHER LINES         3.62         4.46
        TOTAL COMPANY               100.00%      100.00%

    Operating Results

    Bachoco's gross margin was 18.2% in 4Q05, compared to 25.7% in 4Q04, mainly due to a decrease in the price of chicken. The Company's operating margin was 2.9%, compared to 13.6% in the same quarter of 2004. EBITDA during the quarter reached Ps. 216.6 million.

    Taxes

    Taxes recognized by the Company during the quarter were Ps. 26.7 million.

    Net Income

    Net income for 4Q05 was Ps. 55.2. Earnings per share reached Ps. 0.18 (US$.10 per ADS) compared to Ps. 1.27 (US$0.72 per ADS) reported in the same period of 2004.

                           RESULTS BY BUSINESS SEGMENT

    Chicken

    Sales of chicken decreased 12.6% during the 4Q05 as a result of a 14.5% decrease in prices compared with 4Q04. The decrease in price was mainly the result of an oversupply condition in the Mexican chicken industry for the quarter. However, the Company's volume of chicken sold during the quarter increased 2.3% in comparison to the same quarter of last year. This increase was due mainly to productivity improvements achieved by the Company and the Sanjor acquisition in the first quarter of this past year.

    Table Eggs

    Sales of table eggs decreased 12.1% during the 4Q05 as a result of a 10.0% decrease in prices when compared to the same quarter in 2004. Price decreases were due to continued excess supply in the industry.

    Balanced Feed

    Sales of balanced feed increased 18.8% when compared to the same quarter of last year as a result of a 24.5% increase in volume, which was partially offset by a 4.6% decrease in prices over the same period. The increased volume was the result of strategies implemented by the Company in this line of business, while the decrease in prices is attributable to lower feed ingredient costs.

    Swine and Other Lines

    Volume sold decreased 0.84%, while sales of swine decreased 15.1%. The decrease is a result of the 14.4% reduction in prices of swine compared to 4Q04 due to larger supplies in the Mexican market.

                             FULL YEAR 2005 RESULTS

    Net Sales

    Net sales for the full year 2005 were Ps. 14,437.4 million compared to Ps. 13,694.0 million reported for the same period of 2004. The change represents an increase of 5.4%, primarily driven by a 7.2% increase in sales of chicken and a 14.0% increase in balanced feed. The increase was partially offset by a 14.1% decrease in table egg sales and a 3.7% decrease in swine sales. The increase in total sales was mainly the result of volume increases in the main product lines, as well as price increases in chicken during the first half of the year.

    Net Sales by Product Line    FULL YEAR 2004%    FULL YEAR 2005%
    -------------------------    ---------------    ---------------
    CHICKEN                                78.82              80.12
    EGGS                                   10.66               8.68
    BALANCED FEED                           6.62               7.16
    SWINE AND OTHER LINES                   3.90               4.04
    TOTAL COMPANY                         100.00%               100%

    Operating Results

    Bachoco's gross margin reached 27.9% during the full year of 2005, an important improvement when compared to the 19.3% reported in the same period of 2004. The strong improvement was attributable to a reduction in the unit cost of sales for the main product lines and better pricing in the chicken product line during the first three quarters. The Company's operating margin was 15.1%, much better than the 6.8% experienced in the same period of 2004. EBITDA during the full year 2005 reached Ps. 2,642.6 million.

    Taxes

    The taxes recognized by the Company during the year were Ps. 402.8 million.

    Net Income

    Net income for the full year 2005 was Ps. 1,775.9 million. Earnings per share reached Ps. 5.92 (US$3.34 per ADS) compared to Ps. 2.42 (UD$1.37 per ADS) reported for the same period of 2004.

    Balance Sheet

    The Company maintained a healthy financial structure at the end of the fourth quarter of 2005. Liquidity remained solid with cash and cash equivalents of Ps. 3,167.7 million as of December 31, 2005, while debt was Ps. 144.6 million during the same year.

    CAPEX during the full year 2005 of Ps. 800.6 million, including acquisitions, was financed entirely with resources generated by the Company's operations.

    Company Description

    Industrias Bachoco S.A. de C.V. is Mexico's leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also Mexico's second largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry in Mexico. The Company posted net sales of US$1.36 billion for 2005 divided among the Company's four main product lines as follows: 80.1% chicken and chicken- related products, 8.7% table eggs, 7.2% balanced feed, and 4.0% swine and other lines.

    Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units, each consisting of one Series B and one Series L Share. For more information, please visit Bachoco's website at http://www.bachoco.com.mx .

    This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
Condensed Consolidated Statements of Income
(Millions of constant pesos as of December 31, 2005, and millions of U.S. dollars, except per share data)

                                                      Three Months
                                         --------------------------------------
                                          Dec. 31,      Dec. 31,      Dec. 31,
                                           2005(1)        2005          2004
                                         ----------    ----------    ----------
Net Sales                                US$    308    Ps.  3,271    Ps.  3,619
Cost of Sales                                   252         2,675         2,689

Gross Profit                                     56           596           931
Selling, general and
 administrative expenses                         47           500           437

Operating Income                                  9            96           494
Comprehensive
 Financing Cost (Income)
Interest Expense (Income)                        (3)          (37)          (19)
Foreign Exchange Loss (Gain)                      4            38            13
Gain from Monetary Position                       3            28             8
Total Comprehensive
 Financing Cost (Income)                          3            29             2
Other Income Net                                 (0)           (5)          (51)
Income before Provisions
 for Income Tax, Employee
 Profit Sharing and
 Minority Interest                                6            62           441

Provisions for:
Income Tax, Asset Tax and
 Employee Profit Sharing                         (1)          (12)          (12)
 Deferred Income Taxes                           (1)          (15)          (64)
Income before Minority Interest                   3            35           365
Minority Interest                                (0)           (1)            1
Net Income                                        3            34           366
Effects of Bulletin E-1                           2            21            15
Net income after Bulletin E-1                     5            55           381

Weighted Average
 Units Outstanding (Thousand)               299,540       299,540       299,600
Net Income per Unit                            0.10          0.18          1.27
Dividend per Unit                                --            --            --

                                                       Full Year
                                         --------------------------------------
                                          Dec. 31,      Dec. 31,      Dec. 31,
                                           2005(1)        2005          2004
                                         ----------    ----------    ----------
Net Sales                                US$  1,358    Ps. 14,437    Ps. 13,694
Cost of Sales                                   979        10,406        11,054

Gross Profit                                    379         4,032         2,640
Selling, general and
administrative expenses                         174         1,850         1,705

Operating Income                                205         2,182           935
Comprehensive
 Financing Cost (Income)
Interest Expense (Income)                       (15)         (165)          (78)
Foreign Exchange Loss (Gain)                     12           123           (32)
Gain from Monetary Position                       5            54            15
Total Comprehensive
 Financing Cost (Income)                          1            12           (95)
Other Income Net                                 (1)          (12)         (122)
Income before Provisions
 for Income Tax, Employee
 Profit Sharing and
 Minority Interest                              203         2,157           908

Provisions for:
Income Tax, Asset Tax and
 Employee Profit Sharing                        (29)         (313)          (25)
 Deferred Income Taxes                           (8)          (90)         (144)
Income before Minority Interest                 165         1,754           740
Minority Interest                                (0)           (2)            2
Net Income                                      165         1,753           742
Effects of Bulletin E-1                           2            23           (16)
Net income after Bulletin E-1                   167         1,776           726

Weighted Average
 Units Outstanding (Thousand)               299,847       299,847       299,629
Net Income per Unit                            3.34          5.92          2.40
Dividend per Unit                              0.08          0.82          0.86

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.628 per U.S. dollar, the noon buying rate at December 31, 2005.

INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(Millions of constant pesos as of December 31, 2005, and millions of U.S. dollars, except per share data)

                                          Dec. 31,      Dec. 31,      Dec. 31,
                                           2005(1)        2005          2004
                                         ----------    ----------    ----------
ASSETS
Current Assets:
 Cash and Cash Equivalents               US$    298    Ps.  3,168    Ps.  2,416
Accounts Receivable less
 Allowance for Doubtful Accounts                 39           413           392
 Inventories                                    217         2,311         1,679
 Other Current Assets                            29           303           238
Total Current Assets                            583         6,195         4,726
 Net Property, Plant
  and Equipment                                 818         8,698         8,843
 Other Non Current Assets                        34           365           315
Total Non Current Assets                        853         9,063         9,158
TOTAL ASSETS                                  1,436        15,257        13,885

LIABILITIES
Current Liabilities:
 Notes Payable to Banks                           9            93           103
 Trade Accounts Payable                          41           438           461
 Other Accrued Liabilities                       24           254           214
Total Current Liabilities                        74           784           778
Long-Term Debt                                    5            52            75
Labor Obligations                                 8            80            56
Deferred Income Taxes and Others                174         1,853         1,737
Total Long-Term Liabilities                     187         1,985         1,868
TOTAL LIABILITIES                               261         2,770         2,647

STOCKHOLDERS' EQUITY
 Capital Stock                                  192         2,040         2,125
Premium in Public
 Offering of Shares                              58           612           670
 Retained Earnings                            1,185        12,590        12,108
 Net Income for the Year                        163         1,735           726
 Deficit from Restatement
  of Stockholders' Equity                      (323)       (3,430)       (3,280)
Reserve for Repurchase of Shares                 20           208           158
 Minimum Seniority Premium
  Liability Adjustment                           --            --            (1)
 Effect of Deferred Income Taxes               (123)       (1,311)       (1,311)
Total Majority
 Stockholder's Equity                         1,171        12,445        11,195
Minority Interest                                 4            43            42
TOTAL STOCKHOLDERS' EQUITY                    1,175        12,488        11,238

TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                         1,436        15,257        13,885

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.628 per U.S. dollar, the noon buying rate at December 31, 2005.

INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
Condensed Consolidated Statements of Changes in Financial Position (Millions of constant pesos as of December 31, 2005, and millions of U.S. dollars, except per share data)

                                          Dec. 31,      Dec. 31,      Dec. 31,
                                           2005(1)        2005          2004
                                         ----------    ----------    ----------
Operating Activities:
Net Income                               US$    167    Ps.  1,778    Ps.    724
 Adjustments to Reconcile
  Net Income to Resources
  Provided by
  Operating Activities:
Depreciation and Others                          43           459           436
Changes in Operating
 Assets and Liabilities                         (44)         (467)          329
Deferred Income Taxes                            11           116             5
Resources Provided by
 Operating Activities                           177         1,886         1,494

Financing Activities:
 Increase of Capital Stock                       (0)           (0)           (0)
 Proceeds from Long-term Debt                    (0)           (0)            4
 Proceeds from Short-term Debt                   15           164           329
 Repayment of Long-term Debt
  and Notes Payable                             (18)         (191)         (311)
 Decrease in Long-term Debt
  in Constant Pesos                              (1)           (6)           (8)
 Cash Dividends Paid                            (23)         (244)         (255)
Resources Provided by (Used in)
Financing Activities                            (26)         (278)         (242)

Investing Activities:
 Acquisition of Property,
  Plant and Equipment                           (75)         (801)         (447)
 Minority Interest                                0             0            (2)
 Others                                          (5)          (57)         (107)
Resources Used in
 Investing Activities                           (81)         (857)         (557)

Net (Decrease) Increase in
 Cash and Cash Equivalents                       71           752           696

Cash and Cash Equivalents
 at Beginning of Period                         227         2,416         1,706

Cash and Cash Equivalents
 at End of Period                        US$    298    Ps.  3,168    Ps.  2,401

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.628 per U.S. dollar, the noon buying rate at December 31, 2005.

SOURCE  Industrias Bachoco, S.A. de C.V.
    -0-                             01/26/2006
    /CONTACT: Daniel Salazar F., CFO, or Claudia Cabrera, IRO, both of Bachoco, +011-52-461-61-835-55, or inversionistas@bachoco.net; or, in New York, Kevin Kirkeby, +1-646-284-9416, or kkirkeby@hfgcg.com, for Bachoco/
    /Web site:  http://www.bachoco.com.mx/
    (IBA)